[DECHERT LLP LETTERHEAD]

Heather Carmody
Direct Tel: (215) 994-2229
Direct Fax: (215) 655-2229
heather.carmody@dechert.com

April 1, 2005

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3-09

450 Fifth Street, N.W.

Washington, D.C. 20549

ATTN:	Jeffrey Riedler and John Krug

Re:	Genaera Corporation

Preliminary Proxy Statement on Schedule 14A

Filed March 29, 2005

File No. 0-19651

Dear Mr. Riedler:

On behalf of Genaera Corporation (“Genaera”), we respond to the comment raised by you in your letter dated March 31, 2005 to John A. Skolas. We understand that the purpose of the Staff’s review process is to assist in compliance with the applicable disclosure requirements and to enhance the overall disclosure in Genaera’s filings and we appreciate your timely review of, and comment on, Genaera’s Preliminary Proxy Statement on Schedule 14A (the “Proxy”). For your convenience, your comment is reproduced below and is followed by Genaera’s response.

Comment:

Proposal One: Amendment to the Company’s Third Amended and Restated Certificate of Incorporation to Increase the Number of Authorized Shares of Common Stock

Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, written or oral, regarding the issuance of common stock subsequent to the increase of the authorized shares.

Response:

In response to the Staff’s comment regarding Proposal One of the Proxy, Genaera plans to replace the third full paragraph under Proposal One with the following language:

“At this time, Genaera does not have any plans, commitments, arrangements, understandings or agreements regarding the issuance of

Jeffrey Riedler

Division of Corporation Finance

April 1, 2005

common stock subsequent to the increase of the authorized shares. However, Genaera wishes to be in a position to act on opportunities that may require additional issuance, which opportunities could present themselves at any time. The availability of these shares of common stock for issuance, without the delay and expense of obtaining additional stockholder approval, will afford Genaera greater flexibility in acting upon opportunities and transactions, if any, which may arise.”

We believe this additional affirmative disclosure that Genaera does not, at this time, have any plans for the additional authorized shares should adequately address the Staff’s concern.

Genaera would like to be in a position to file its Definitive Proxy Statement on Schedule 14A on April 8, 2005, the ten day period having expired at that time. To that end, we would appreciate an acknowledgement that this proposed language addresses the Staff’s concern at your earliest convenience. If you have any questions or further comments, please feel free to contact the undersigned at 215.994.2229. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ HEATHER CARMODY
Heather Carmody

cc:	John A. Skolas